SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST 05TH, 2014

DATE, TIME AND PLACE: On August 05th, 2014, at 2:30pm, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Rodrigo Modesto de Abreu, in person or by means of video conference, in accordance with article 25, 2nd paragraph of the Company’s By-laws. Justified absence of Mr. Piergiorgio Peluso. Mr. Jaques Horn also attended this meeting as Secretary and Legal Officer.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the capital increase related to the Long Term Incentive Plan of the Company; (2) To acknowledge about the evolution of the valuation process related to Company’s subsidiaries’ assets (towers) and examine the presented proposals; (3) To resolve on the Internal Risk Management Policy (Documento Normativo PL_FC_HQ.371); (4) To resolve on the attendance of the Company at the Auction of 4G 700Mhz Frequency; (5) To resolve on the proposal of amendments of the Internal Rules of the Control and Risk Committee; (6) To resolve on the Organizational Model for purposes of the Anti-Bribery rules (Lei no. 12.846/2013); and (7) To acknowledge about the global deal project with Telecom Italia to acquire equipment.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) The Board Members decided to postpone the analysis of the item of the agenda that shall be submitted again later on.

(2) To acknowledge about the evolution of the valuation process related to Company’s subsidiaries’ assets (towers), and to authorize the management of the Company and its subsidiaries to start the negotiations, to report their results as soon they are concluded, and to practice all necessary acts to the conclusion of the next phases of this process, all in accordance with the material that is filed at the Company’s head offices.

(3) To approve the Internal Risk Management Policy (Documento Normativo PL_FC_HQ.371), in accordance with the material that is filed at the Company’s head offices.

(4) To acknowledge about the general conditions for the Auction of the Bid of the 700Mhz frequency (“4G Auction, 700Mhz”), carried out by the National Agency of Telecommunications – ANATEL (“ANATEL”), in accordance with the material that is filed at the Company’s head offices.

(5) To approve the proposal of amendments of the Internal Rules of the Control and Risk Committee (CCR), after CCR’s analysis, in accordance with the material presented and filed in the Company’s head offices;

(6) To approve the Organizational Model for purposes of the Anti-Bribery rules (Lei no. 12.846/2013), pursuant the recommendation of the Statutory Audit Committee (CAE) and of the CCR, registered in their joint meeting held on July 30th, in accordance with the material presented and filed in the Company’s head offices

(7) To acknowledge about global deal project with Telecom Italia to acquire equipment and services.

CLARIFICATIONS AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, August 05th, 2014.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 05, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.